09056352

SEC Mail Processing Section
MAR 13 2009
Washington, DC
103

19
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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

X17A-5, Part III A

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

amended

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2008** AND ENDING: **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

8-65979

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, L.L.C. FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 TOWN CENTER, 20th FLOOR
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD J. FLYNN	**(312) 752-3324**
(Name)	(Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

2000 TOWN CENTER, SUITE 1800
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48075**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

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OATH OR AFFIRMATION

I, Richard J. Flynn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Richard J. Flynn

Managing Director

Subscribed and sworn to before me
this 23TH date of FEBRUARY 2009

Melissa E. Shrewsbury

Notary Public

OFFICIAL SEAL
MELISSA E SHREWSBURY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/10/12

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit